Exhibit 99.2

Security Class 123
Holder Account Number
C1234567890 XXX
Black or Blue pen preferred. Print in CAPITAL letters inside the boxes.
Fold
Proxy Form—Annual Meeting of Shareholders to be held on April 10, 2018
Notes to Proxy Form
1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the shareholder is a corporation, the proxy should be signed by its duly authorized offi cer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.
3. This form of proxy revokes any proxy previously given with respect to the meeting.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specifi ed and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specifi ed, the proxyholders designated by management in this form of proxy will vote FOR items
1, 2 and 3 and AGAINST item 4.
6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold
7. This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular.
METHOD OF VOTING
To Vote by Mail To Vote by Fax To Vote Using the Internet To Receive Documents Electronically
Complete, sign and date the reverse hereof. Complete, sign and date the reverse hereof. Go to the following web site: You can enroll to receive future shareholder
Return this Proxy in the envelope provided www.investorvote.com communications electronically by visiting
Forward it by fax to 1-866-249-7775 for calls www.investorcentre.com and clicking on “Sign up or to within Canada and the U.S. There is NO Smartphone? for eDelivery” at the bottom of the page.
Computershare Trust Company of Canada CHARGE for this call. Scan the QR code 100 University Avenue, 8th fl oor to vote now. Toronto, Ontario M5J 2Y1 Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
Proxies must be received by 5:00 p.m. (Eastern), April 9, 2018.
To vote by Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 123456789012345
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This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia.
Appointment of Proxyholder
The undersigned holder of common shares of Print the name of the The Bank of Nova Scotia hereby appoints: person you are appointing
OR
Thomas C. O’Neill, Chairman of the Board, or failing him, Brian J. Porter, President instead of the foregoing and Chief Executive Offi cer as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on April 10, 2018 and any adjournment(s) thereof, as directed herein if a choice is specifi ed by the undersigned or, if no choice is specifi ed, as the proxyholder sees fi t, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting.
The Directors recommend shareholders vote FOR items 1, 2 and 3 below:
1. Election of Directors
For Withhold For Withhold For Withhold For Withhold
Nora A. Aufreiter Tiff Macklem Brian J. Porter Susan L. Segal Fold Guillermo E. Babatz Thomas C. O’Neill Una M. Power Barbara S. Thomas Scott B. Bonham Eduardo Pacheco Aaron W. Regent L. Scott Thomson
Indira V. Charles H. Dallara Michael D. Penner Samarasekera
For Withhold
2. Appointment of KPMG LLP as auditors
For Against
3. Advisory vote on non-binding resolution on executive compensation approach
Shareholder Proposal (set out in the accompanying Management Proxy Circular)
The Directors recommend shareholders vote AGAINST the Shareholder Proposal below:
For Against Abstain Fold
4. Shareholder Proposal 1 – Revision to Human Rights Policies
Shareholder Signature(s)—Sign Here—This section must be completed.
Signature(s)
Day Month Year
Quarterly Reports Request Annual Report Waiver
Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Mark this box if you do NOT want to receive the Annual Financial Statements Statements and MD&A by mail. If you do not mark this box and return this form, and MD&A. If you do not mark this box, the Annual Report will continue to be Quarterly Reports will not be sent to you in 2018. sent to you.
BNSQ 244384 9XX AR2 999999999999
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